Management Report

HOPSTER'S LLC
For the period ended December 31, 2017

Prepared on
April 20, 2018

Table of Contents

Profit and Loss

January - December 2017

	Total
INCOME	
4000 Taxable Sales	
4010 Food	285,439.91
4030 Bar	
4031 Wine	11,511.39
4032 Pints	20,421.31
4034 Liquor	53,285.58
4036 Non Alcoholic	2,462.52
4038 House Beers	343,948.67
4039 Crowlers	9,799.25
Total 4030 Bar	**441,428.72**
4040 Retail	24,254.02
Total 4000 Taxable Sales	**751,122.65**
4041 Sales - Hopsters Alley	32,500.00
4100 Non Taxable Sales	
4037 Retail Cans	16,419.24
4110 Kettles	325,530.52
Total 4100 Non Taxable Sales	**341,949.76**
4900 Gift Card Revenue Recognized	20,100.83
Total Income	**1,145,673.24**
COST OF GOODS SOLD	
5000 Brewing Supplies	158,980.26
5100 Bar Supplies	2,766.34
5102 Guest Beer/Cider	15,776.39
5103 Liquor	5,971.63
5104 Soda	2,166.13
Total 5100 Bar Supplies	**26,680.49**
5200 Food Restaurant	97,354.87
5300 Retail Supplies	20,781.74
Uber Eats Delivery Fee	556.65
Total Cost of Goods Sold	**304,354.01**
GROSS PROFIT	**841,319.23**
EXPENSES	
6000 OPERATING EXPENSES	
6010 Office Supplies	7,227.41
6030 Postage & Shipping	443.98
6040 Communications	8,349.99
6050 Insurance	10,165.97
6060 Dues & Subscriptions	615.30
6070 Software	8,129.51
6080 Stationery & Printing	617.40
6090 Taxes & Licenses	14,982.22

	Total
6099 Cash Over/Short	8,046.43
Total 6000 OPERATING EXPENSES	**58,578.21**
6100 OCCUPANCY	
6110 Rent or Lease	84,618.84
6120 Utilities	74,637.01
6130 Cleaning & Disposal	22,123.41
6150 Repair & Maintenance	24,141.00
6160 Security & Alarm	974.87
Total 6100 OCCUPANCY	**206,495.13**
6200 PROFESSIONAL	
6210 Legal	3,446.05
6220 Accounting	20,126.07
6230 Promotional	3,058.86
6260 Consulting Expense	365.00
Total 6200 PROFESSIONAL	**26,995.98**
6300 DEVELOPMENT & ADVERTISING	15,427.75
6310 Website & Internet	31,002.56
6320 Media & Paper	1,000.00
6330 Research	437.40
6340 Charitable Donations	8,270.00
6350 Music & Entertainment	421.37
Total 6300 DEVELOPMENT & ADVERTISING	**56,559.08**
6400 IN HOUSE SUPPLIES & EQUIPMENT	
6410 Restaurant	41,067.81
6420 Bar	3,509.09
6430 Brewing	18,248.06
Total 6400 IN HOUSE SUPPLIES & EQUIPMENT	**62,824.96**
6500 BANKING	
6510 Bank Fees	2,781.49
6520 Interest Expense	19,919.04
6530 Credit Card Transaction Fees	30,258.70
Total 6500 BANKING	**52,959.23**
6600 VEHICLE	
6610 Gas	4,273.76
6620 Repairs & Maintenance	3,081.64
6630 Parking & Tolls	5,254.74
6650 Less Personal Use of Auto	-2,522.00
Total 6600 VEHICLE	**10,088.14**
6700 TRAVEL	3,510.27
6710 Meals and Entertainment	14,465.56
6720 Transportation	2,202.41
6730 Lodging	1,314.46
Total 6700 TRAVEL	**21,492.70**
7000 PAYROLL EXPENSES	

	Total
7010 Salaries & Wages	
7011 Executive Staff	
7011-4 General Manager	81,846.11
Total 7011 Executive Staff	**81,846.11**
7012 FOH	
7012-8 Staff	19,245.96
Total 7012 FOH	**19,245.96**
7013 BAR	
7013-8 Staff	37,677.53
Total 7013 BAR	**37,677.53**
7014 BOH	1,830.57
7014-8 Staff	57,903.73
Total 7014 BOH	**59,734.30**
7015 BREW	
7015-4 Manager	43,956.81
7015-8 Staff	19,877.37
Total 7015 BREW	**63,834.18**
7016 KITCHEN	
7016-4 Manager	85,043.96
7016-8 Staff	75,264.15
Total 7016 KITCHEN	**160,308.11**
Total 7010 Salaries & Wages	**422,646.19**
7020 Payroll Taxes	59,472.42
7030 Payroll Processing	3,242.60
7040 Employee Benefits	30,658.76
7050 Workman's Comp	6,615.55
7060 Employee Search	169.46
7070 Uniforms	3,441.53
Total 7000 PAYROLL EXPENSES	**526,246.51**
Total Expenses	**1,022,239.94**
NET OPERATING INCOME	**-180,920.71**
OTHER EXPENSES	
8000 Amortization	1,422.00
8010 Depreciation	194,873.82
8800 Start Up Costs Expensed	253,505.57
Total Other Expenses	**449,801.39**
NET OTHER INCOME	**-449,801.39**
NET INCOME	**$ -630,722.10**

Balance Sheet

As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Operating Account - 4188	40,739.67
1030 Payroll - 4176	1,180.20
1040 Hopster's Boston 2762	72,716.18
Total Bank Accounts	**114,636.05**
Other Current Assets	
1100 Cash/Check in Transit	426.12
1105 Credit Card in Transit	11,913.27
1210 Employee Loan	1,800.00
1400 Inventory Asset	35,000.00
Total Other Current Assets	**49,139.39**
Total Current Assets	**163,775.44**
Fixed Assets	
1500 Vehicles	224,274.32
1510 Furniture & Fixtures Newton	56,518.89
1511 Brewing Equipment Newton	517,699.47
1512 Office Equipment Newton	5,536.01
1513 Restaurant & Kitchen Newton	116,572.08
1514 Leasehold Improvements Newton	199,232.87
1520 Furniture & Fixtures Boston	146,094.11
1521 Brew Equipment Boston	285,325.45
1523 Restaurant & Kitchen Equip Boston	293,395.45
1524 Leasehold Improvements Boston	2,351,983.33
1525 Start Up Expenses Boston	253,505.57
1600 ACCUMULATED DEPRECIATION	-804,861.70
Total Fixed Assets	**3,645,275.85**
Other Assets	
1700 Loan Acquisition Costs	33,059.62
1800 Security Deposit Newton	3,500.00
1801 Security Deposit Boston	35,000.00
1900 Due from Hopsters Alley	-45,080.00
Total Other Assets	**26,479.62**
TOTAL ASSETS	**$3,835,530.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2100 Payroll Liabiliity	0.00
2115 Accrued Payroll and Payroll Taxes	26,858.00
2150 Tips Collected Payable	3,986.88

	Total
Total 2100 Payroll Liabiliity	**30,844.88**
2200 Accrued Expenses	111,514.44
2300 Customer Event Deposits	6,825.00
2500 Sales Tax Payable	3,355.86
2590 Gift Cards Payable	23,792.00
Total Other Current Liabilities	**176,332.18**
Total Current Liabilities	**176,332.18**
Long-Term Liabilities	
2600 Business Loan Peoples Bank $2,762	32,206.57
2602 Peoples Bk Loan $545.98	5,855.88
2610 On Deck LOC	95,147.64
2650 Loan - Gretchen Wilson	50,000.00
2701 Auto Loan Chase	24,783.93
2703 Auto Loan TD Bank 2016 Land Rover	110,754.72
2704 Notes Payable Van	43,114.63
2705 6% Loan from Alley	147,000.00
2900 SBA Loan	307,346.61
2910 Peoples Loan - Seaport (6138-00014)	750,000.00
2920 Loan from L. Cooper (5%)	68,862.16
2930 Tenant Improvement Allowance - Boston	563,762.00
Total Long-Term Liabilities	**2,198,834.14**
Total Liabilities	**2,375,166.32**
Equity	
3120 Preferred A Series	775,000.00
3150 Crowd Funding	1,311,000.00
3151 Syndication Costs	-32,100.00
3999 Partners Capital	37,186.69
Net Income	-630,722.10
Total Equity	**1,460,364.59**
TOTAL LIABILITIES AND EQUITY	**$3,835,530.91**